SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated February 1, 2010

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

Enclosures:

Nokia press release dated January 21, 2010: Nokia makes walk and drive navigation free on its smartphones, doubling size of mobile navigation market

PRESS RELEASE

January 21, 2010

Nokia makes walk and drive navigation free on its smartphones, doubling size of mobile navigation market

Espoo, Finland — Nokia has today announced plans to release a new version of Ovi Maps for its smartphones that includes high-end walk and drive navigation at no extra cost, available for download at www.nokia.com/maps. This move has the potential to nearly double the size of the current mobile navigation market. The new version of Ovi Maps includes high-end car and pedestrian navigation features, such as turn-by-turn voice guidance for 74 countries, in 46 languages, and traffic information for more than 10 countries, as well as detailed maps for more than 180 countries.

“Why have multiple devices that work that work in only one country or region? Put it all together, make it free, make it global and you almost double the potential size of the mobile navigation market ,” explained Anssi Vanjoki, Executive Vice President, Nokia. “Nokia is the only company with a mobile navigation service for both drivers and pedestrians that works across the world. Unlike the legacy car navigation manufacturers, we don’t make you buy maps for different countries or regions even if you’re only visiting for a few days. We offer both navigation and maps free of charge, with all the high-end functionality and features that people now expect.”

“The large-scale availability of free-of-charge mobile phone navigation offerings using high-quality map data will be a game changer for the navigation industry,” said Thilo Koslowski, Vice President Automotive and Vehicle ICT at Gartner. “Such offerings will accelerate mass market adoption for navigation solutions and shift innovation focus to location-based services that go beyond traditional routing benefits.”

For Nokia, removing the costs associated with navigation for drivers and pedestrians allows the company to quickly activate a massive user base to which it can offer new location features, content and services. This is part of Nokia’s strategy to lead the market in mobile maps, navigation and location-based services. The move is also in line with Nokia’s vision that the next wave of growth will be centered on the location-aware, social internet — as the ‘where’ people are doing things becomes as important as the ‘what’ they are doing.

According to research firm Canalys, the number of people worldwide using GPS navigation on their mobile phones was approximately 27 million at the end of 2009. With this announcement Nokia potentially grows the size of this installed user base to about 50 million by enabling smartphone owners, with compatible devices and devices that will be made compatible shortly to activate free drive and walk navigation through a simple download of the new Ovi Maps. Nokia will further grow this base as it quickly adds more smartphones to the compatible devices list. Canalys also estimated in 2009 that the installed base of smartphones with integrated GPS was 163 million units worldwide, of which Nokia accounted for more than half (51%) having shipped cumulatively 83 million GPS devices.

“This is a game changing move. By leveraging our NAVTEQ acquisition, and our context sensitive service offering, we can now put a complete navigation system in the palm of your hand, wherever in the world you are, whenever you need it - and at no extra cost,” continued Anssi Vanjoki. “By adding cameras at no extra cost to our phones we quickly became the biggest camera manufacturer in the world. The aim of the new Ovi Maps is to enable us to do the same for navigation.”

By removing the added costs for consumers Nokia expects to fuel the take-up of mobile maps and navigation providing its ecosystem of partners with clear business opportunities:

• For operators:

Nokia believes it will enable them to offer their customers a complete car and personal navigation package as well as encourage the take-up of data plans. An additional benefit for operators is that Ovi Maps uses a unique hybrid technology that is optimized for use on a mobile network. By using advanced vector graphics, plus an intelligent combination of pre-loaded and online maps, the new version of Ovi Maps uses a fraction of the bandwidth of the bulky bitmap technology used by most mobile map providers.

• For 3rd party application developers:

Making navigation on a mobile as familiar as sending a text or taking a picture presents a huge opportunity as the customer base for additional location-based applications expands. Via the Ovi for Developers Beta Program, Nokia has given selected developers and publishers a preview of the Ovi APIs and SDK - Beta (software development kit) which will allow them to build such applications. These will then be made available through Ovi Store by Nokia.

Ovi Maps is immediately available for download for 10 Nokia handsets, including the popular Nokia N97 mini, Nokia 5800 XpressMusic and Nokia E72, with more Nokia smartphones expected to be added in the coming weeks. In the meantime, current owners of Nokia smartphones that are compatible with the new Ovi Maps can download it free of charge from www.nokia.com/maps.

From March 2010, new Nokia GPS-enabled smartphones will include the new version of Ovi Maps, pre-loaded with local country map data, with high-end walk and drive navigation and access to Lonely Planet and Michelin travel guides at no extra cost.

Ovi Maps covers more than 180 countries with car and pedestrian navigation for 74 countries in 46 languages and 6000 3D landmarks for 200 cities around the world. Lonely Planet and Michelin guides have information on more than 1,000 destinations globally.

More press materials are available at www.nokia.com/press as well as at http://events.nokia.com.

Broadcast materials are available at http://digitalnewsroom.nokia.com.

Notes to editors:

Current list of compatible Nokia devices: Nokia N97 mini, Nokia 5800 XpressMusic, Nokia 5800 Navigation Edition, Nokia E52, Nokia E55, Nokia E72, Nokia 5230, Nokia 6710 Navigator, Nokia 6730 classic and Nokia X6. For the latest device list, please go to http://www.nokia.com/maps.

Data transmission charges may apply. Please contact network operator for information about the data transmission charges.

About Nokia

Nokia is a pioneer in mobile telecommunications and the world’s leading maker of mobile devices. Today, we are connecting people in new and different ways - fusing advanced mobile technology with personalized services to enable people to stay close to what matters to them. We also provide comprehensive digital map information through NAVTEQ; and equipment, solutions and services for communications networks through Nokia Siemens Networks.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

www.nokia.com

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, services and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) our ability to develop and grow our consumer

Internet services business; D) expectations regarding market developments and structural changes; E) expectations regarding our mobile device volumes, market share, prices and margins; F) expectations and targets for our results of operations; G) the outcome of pending and threatened litigation; H) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and I) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the deteriorating global economic conditions and related financial crisis and their impact on us, our customers and end-users of our products, services and solutions, our suppliers and collaborative partners; 2) the development of the mobile and fixed communications industry, as well as the growth and profitability of the new market segments that we target and our ability to successfully develop or acquire and market products, services and solutions in those segments; 3) the intensity of competition in the mobile and fixed communications industry and our ability to maintain or improve our market position or respond successfully to changes in the competitive landscape; 4) competitiveness of our product, services and solutions portfolio; 5) our ability to successfully manage costs; 6) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen, the Chinese yuan and the UK pound sterling, as well as certain other currencies; 7) the success, financial condition and performance of our suppliers, collaboration partners and customers; 8) our ability to source sufficient amounts of fully functional components, sub-assemblies, software and content without interruption and at acceptable prices; 9) the impact of changes in technology and our ability to develop or otherwise acquire and timely and successfully commercialize complex technologies as required by the market; 10) the occurrence of any actual or even alleged defects or other quality, safety or security issues in our products, services and solutions; 11) the impact of changes in government policies, trade policies, laws or regulations or political turmoil in countries where we do business; 12) our success in collaboration arrangements with others relating to development of technologies or new products, services and solutions; 13) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions; 14) inventory management risks resulting from shifts in market demand; 15) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solutions; 16) our ability to protect numerous Nokia, NAVTEQ and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 17) any disruption to information technology systems and networks that our operations rely on; 18) developments under large, multi-year contracts or in relation to major customers; 19) the management of our customer financing exposure; 20) our ability to retain, motivate, develop and recruit appropriately skilled employees; 21) whether, as a result of investigations into alleged violations of law by some former employees of Siemens AG (“Siemens”), government authorities or others take further actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or violations that may have occurred after the transfer, of such assets and employees that could result in additional actions by government authorities; 22) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 23) unfavorable outcome of litigations; 24) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; as well as the risk factors specified on pages 11-28 of Nokia’s annual report on Form 20-F for the year ended December 31, 2008 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 1, 2010		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel